   As filed with the Securities and Exchange Commission on February 2, 2001
                                                     Registration No. 333- _____

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              __________________

                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                LOOKSMART, LTD.
            (Exact name of registrant as specified in its charter)

             DELAWARE                                     133904355
 (State or Other Jurisdiction of                       (I.R.S. Employer
  Incorporation or Organization)                     Identification No.)

                               625 SECOND STREET
                            SAN FRANCISCO, CA 94107
                                (415) 348-7000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                            Martin E. Roberts, Esq.
                             Erik F. Riegler, Esq.
                                Looksmart, Ltd.
                               625 Second Street
                            San Francisco, CA 94107
                                (415) 348-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   Copy To:
                           Gregory J. Conklin, Esq.
                          Gibson, Dunn & Crutcher LLP
                             One Montgomery Street
                            San Francisco, CA 94104
                                (415) 393-8200

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after this registration statement becomes effective.
     If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                              __________________

                        CALCULATION OF REGISTRATION FEE

=================================================================================================
                                            Proposed          Proposed
                           Amount           Maximum           Maximum              Amount of
Title of Securities to     to be            Offering Price    Aggregate            Registration
be Registered              Registered (1)   Per Share (2)     Offering Price(2)    Fee (3)
-------------------------------------------------------------------------------------------------
Common Stock, $0.001
par value, of the
Registrant                 612,628          $3.45             $2,113,566.60        $528.39
=================================================================================================

(1) This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the Registrant.
(2) Computed in accordance with Rules 452(c) and 457(h) under the Securities Act of 1933 (the "Securities Act"), solely for the purpose of calculating the registration fee, and based on the average of the high and the low price of the common stock of the Registrant as reported on January 29, 2001 on the Nasdaq National Market System.
(3) Computed in accordance with Section 6(b) under the Securities Act, solely for the purpose of calculating the registration fee.

     The Registrant Hereby Amends this Registration Statement on Such Date or Dates as May Be Necessary to Delay Its Effective Date Until the Registrant Shall File a Further Amendment Which Specifically States That This Registration Statement Shall Thereafter Become Effective in Accordance with Section 8(A) of the Securities Act of 1933, as Amended, or Until the Registration Statement Shall Become Effective on Such Date as the Commission, Acting Pursuant to Said
Section 8(A), May Determine.

================================================================================

The information in this prospectus is not complete and may be changed. These securities will not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                [Subject to completion, dated February 2, 2001]


     PROSPECTUS

                                LOOKSMART, LTD.

                                612,628 Shares

                                 Common Stock

     This prospectus relates to 612,628 shares of our common stock that may be sold from time to time by the selling stockholders named in this prospectus. The selling stockholders are former shareholders, option holders or warrant holders of Zeal Media, Inc. who acquired or will acquire these shares of our common stock in connection with our acquisition of Zeal in a private transaction.

     This offering is not being underwritten. The selling stockholders may offer the shares through public or private transactions at the market price for our common stock at the time of the sale, a price related to the market price, a negotiated price or such other prices as the selling stockholders determine from time to time. See "Plan of Distribution" on page 16.

     All of the net proceeds from the sale of these shares of common stock will go to the selling stockholders. We will not receive any proceeds from sales of these shares.

     Our common stock is quoted on the Nasdaq National Market under the symbol "LOOK" and Chess Depositary Interests, or CDIs, each of which is exchangeable for 1/20th of a share of common stock, are traded on the Australian Stock Exchange under the symbol "LOK". On January 29, 2001, the last reported sale price for the common stock was $3.5625 per share.

     You should read this prospectus carefully before you invest.

     Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 2.
                              ____________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is February __, 2001.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE UNDER THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS WILL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE AS OF WHICH THE INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED UNDER THIS PROSPECTUS TO ANYONE IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION.
================================================================================


================================================================================
                               TABLE OF CONTENTS

Risk Factors................................................................  2

Recent Developments......................................................... 14

Use of Proceeds............................................................. 14

Selling Stockholders........................................................ 14

Plan of Distribution........................................................ 16

Where You Can Find More Information......................................... 17

Incorporation of Certain Documents by Reference ............................ 18

Forward-Looking Statements.................................................. 19

Legal Matters............................................................... 19

Experts..................................................................... 19

================================================================================

                                LOOKSMART, LTD.

     LookSmart, Ltd. is a leading global Internet search infrastructure company. In this prospectus, the terms `"LookSmart," "company," "we," "us" and "our" refer to LookSmart, Ltd. and its subsidiaries. We are incorporated in Delaware. Our principal executive offices are located at 625 Second Street, San Francisco, California 94107 and our telephone number is (415) 348-7000.

     We are registering for resale a total of up to 612,628 shares of our common stock previously sold by us to former shareholders, option holders and warrant holders of Zeal Media, Inc. in connection with our acquisition of Zeal in a private transaction. These stockholders are identified in the section headed "Selling Stockholders." We will not receive any of the proceeds for the resale of these shares.

                                 RISK FACTORS

     You should carefully consider the risks described below before making an investment decision regarding our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

We have a history of net losses and expect to continue to incur net losses

     We have incurred net losses since our inception, including net losses of approximately $12.9 million in 1998, $64.7 million in 1999 and $62.6 million in 2000. As of December 31, 2000, we had an accumulated deficit of approximately $150.0 million. We expect to have net losses and negative cash flow for the foreseeable future. The size of these net losses will depend, in part, on our ability to grow our revenues, capitalize on new sources of revenue and contain our expenses. We expect to spend significant amounts to:

  . develop our international business, particularly through our BT LookSmart joint venture with British Telecommunications;

  .  maintain and expand our network of distribution partners;

  . continue to develop and expand directories of Internet listings, both in the U.S. and abroad;

  . develop new products and enhance the functionality of our search and directory listings services; and

  .  acquire complementary technologies and businesses.

     We recently announced steps to narrow our losses, including management restructuring and a reduction in staff. Although these steps are intended to reduce our quarterly operating losses in the future, we cannot guarantee that these steps will achieve the expected reduction in operating losses. Because our operating expenses are likely to continue to exceed our revenues in the near term, we will need to generate significant additional revenues to achieve operating profitability. Even if we do achieve operating profitability, we may not be able to maintain or increase our operating profitability on a quarterly or annual basis.

Our quarterly revenues and operating results may fluctuate, each of which may negatively affect our stock price

     Our quarterly revenues may fluctuate significantly as a result of a variety of factors that could affect our operating results in any particular quarter. These factors include:

  . the level of user traffic on our and our distribution partners' websites and our ability to monetize that traffic in any given quarter;

  .  the demand for our Internet search and navigation services;

  . the level of demand for Internet advertising and changes in the advertising rates we charge;

  . the timing of revenue recognition under our listings, licensing and advertising contracts;

  . the level and timing of our entry into new contracts for advertising, licensing and syndication;

  . seasonality of our advertising and e-commerce revenues, as Internet usage is typically lower in the first and third quarters of the year;

  . technical difficulties and systems downtime or failures, whether caused by us, third party service providers or hackers;

  . changes in our or our partners' pricing policies or termination of contracts; and

  . the timing of our delivery of URLs under our contract with Microsoft. We recognize quarterly revenues under this contract based on the number of URLs added to our database during the quarter relative to the total number of URLs we are required to add to our database during the relevant six-month period. As a result, to the extent that we satisfy our database update obligations unevenly, the revenues we recognize under this contract may be skewed on a quarter-to-quarter basis.

     Our expense levels are based in part on expectations of future revenues and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Our operating results may vary as a result of changes in our expenses and costs.

     Due to the above factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely on them as indicators of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, the market price of our securities would likely decline.

We may need additional capital in the future to support our growth and additional financing may not be available to us

     Although we believe that our working capital will provide adequate liquidity to fund our operations and meet our other cash requirements for at least the next 12 months, unanticipated developments in the short term, such as the entry into agreements which require large cash payments, further deterioration of the online advertising market or the acquisition of businesses with negative cash flows, may necessitate additional financing. In any case, we may seek to raise additional funds through public or private debt or equity financings in order to:

  .  fund our operations and capital expenditures;

  . take advantage of favorable business opportunities, including geographic expansion or acquisitions of complementary businesses or technologies;

  .  develop and upgrade our technology infrastructure;

  .  reduce outstanding debt;

  .  develop new product and service offerings;

  .  take advantage of favorable conditions in capital markets; or

  .  respond to competitive pressures.

     The capital markets, and in particular the public equity market for Internet companies, have traditionally been volatile. It is difficult to predict when, if at all, it will be possible for Internet companies to raise capital through these markets. We cannot assure you that the additional financing will be available on terms favorable to us, or at all.

Our business prospects depend on the continued growth of Internet advertising and our ability to generate advertising revenues

     For the quarter ended December 31, 2000, advertising/syndication revenues accounted for 51.8% of our total revenues, as compared to 55.1% of our total revenues in the quarter ended December 31, 1999. We expect that revenues from advertising/syndication will continue to represent a significant portion of our total revenues for the foreseeable future. Our advertising/syndication revenues decreased in the fourth quarter of 2000 and may continue to decrease due to softness in the online advertising market and downward pressure on advertising rates industry-wide.

     We compete with traditional media such as television, radio and print, as well as online advertisers and high-traffic websites, for a share of advertisers' total advertising expenditures. We have experienced, and may continue to experience, downward pressure on advertising prices in the industry due to the increasing amount of advertising inventory becoming available on the Internet. As the Internet evolves, advertisers may find Internet advertising to be a less effective means of promoting their products or services relative to traditional advertising media and may reduce or eliminate their expenditures on Internet advertising. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. Acceptance of the Internet among advertisers will depend, to a large extent, on the perceived effectiveness of Internet advertising and the continued growth of commercial usage of the Internet.

     Currently, there are a variety of pricing models for selling advertising on the Internet, including models based on the number of impressions delivered, the number of click-throughs by users, the duration over which the advertisement is displayed or the number of keywords to which the advertisement is linked. It is difficult to predict which pricing model, if any, will emerge as the industry standard. This uncertainty makes it difficult to project our future advertising rates and revenues that we may generate from advertising. In some cases, we share advertising revenue with our network partners based on the number of users directed to advertisements or third party web sites. A decrease advertising sold or advertising rates or an increase in revenue sharing obligations could adversely affect our operating results.

     In addition, our ability to earn advertising revenues depends on the number of advertising impressions per search and the number of click-throughs. We believe category searches generally result in a greater number of advertising impressions per search and a higher number of click-throughs than keyword searches. Accordingly, if we are unable to implement category-based search broadly across our network of affiliates, or if users decide to use keyword searches more frequently than category searches, our advertising revenues could decline.

     In addition, our advertising revenues will depend on our ability to achieve, measure and demonstrate to advertisers the breadth of the traffic base using our search service and the value of our targeted advertising. Filter software programs that limit or prevent advertising from being displayed on a user's computer are available. It is unclear whether this type of software will become widely accepted, but if it does, it would negatively affect Internet-based advertising.

We derive a significant amount of our revenues from Microsoft, and if Microsoft terminates their contract with us, our business could be harmed.

     We derive a significant amount of our revenues under an agreement with Microsoft Corporation, and either party may terminate the agreement for any reason on six months' notice. For the quarter ended December 31, 2000, revenues from Microsoft under this agreement accounted for $2.9 million or 9.4% of our total revenues. The cash payments we receive for each six-month period under this agreement are subject to full or partial refund if we fail to provide the stated number of URLs during that period. After the agreement is terminated, Microsoft has the right to continue to use the content we delivered during the term of the agreement. Microsoft also has the right to sublicense these rights to others, both during and for up to two years after the term of the agreement.

Our revenues and income potential are unproven and our business model is continuing to evolve

     We were formed in July 1996 and launched our Internet directory in October 1996. Because of our limited operating history, it is extremely difficult to evaluate our business and prospects. You should evaluate our business in light of the risks, uncertainties, expenses, delays and difficulties associated with managing and growing a relatively new business, many of which are beyond our control. In addition, we compete in the relatively new and rapidly evolving Internet search infrastructure market, which presents many uncertainties that could require us to further refine or change our business model. Our success will depend on many factors, including our ability to:

  . profitably establish and expand our new product offerings, particularly express listings and sub-site listings;

  . expand and maintain our network of distribution relationships, thereby increasing the amount of traffic using our web directory; and

  . attract and retain a large number of advertisers from a variety of industries.

  Our failure to succeed in one or more of these areas may harm our business, results of operations and financial condition.

The BT LookSmart joint venture will require a substantial investment of resources and may not ever become profitable

  Our success will depend in part upon the success of BT LookSmart, our joint venture with British Telecommunications. We face many risks associated with BT LookSmart, such as:

  . we will recognize 50% of the net loss from the joint venture as non-operating expense on our statement of operations. We expect the venture to incur significant losses and require large capital expenditures for the foreseeable future. We cannot project when BT LookSmart will generate cash for us or become profitable, if at all;

  . we are obligated under the joint venture documents to make funding contributions of up to $108 million over the first three years of BT LookSmart's operation. If we are unable to meet our financing obligations, our equity ownership of the joint venture will be proportionately reduced;

  . the joint venture will face competition in international markets from a range of competitors, including Yahoo!, the Microsoft Network, Alta Vista, UK Plus, France Telecom, Deutsche Telecom, Tele Denmark, Scandinavian Online, Sonera Plaza and other search infrastructure, media, telecommunications and portal companies, many of which have greater capital resources and local experience in these markets;

  . the joint venture may fail to offer locally-relevant search products and services, which would prevent it from aggregating a large base of Internet traffic;

  . the joint venture will face risks associated with conducting operations in many different countries, including risks of currency fluctuations, government and legal restrictions, privacy or tax laws, cultural or technical incompatibilities and economic or political instability;

  . the joint venture may be unable to aggregate a large amount of Internet traffic and generate advertising and other revenue streams from that traffic;

  . the joint venture may fail to establish an effective management team and hire experienced and qualified personnel in each of the countries in which it competes;

  . we have not previously worked with British Telecommunications and may be unable to forge an effective working relationship in the joint venture due to differences in business goals, assessment of and appetite for risk or other factors; and

  . on November 9, 2000, British Telecommunications announced that it would split its business between two separate companies. We cannot predict what, if any, impact this split will have on the joint venture.

Many of our advertisers are emerging Internet companies that represent credit risks

     We expect to continue to derive a significant portion of our revenues from the sale of advertising and listings to Internet companies. Many of these companies have limited operating histories and are operating at a loss. Moreover, many of these companies have limited cash reserves and limited access to additional capital. We have in some cases experienced difficulties collecting outstanding accounts receivable and, as a result, our reserve for doubtful accounts receivable as of December 31, 2000, was $4.2 million. We may continue to have these difficulties in the future. If any significant part of our customer base experiences commercial difficulties or is unable or unwilling to pay our advertising fees for any reason, our business will suffer.

If we are unsuccessful in expanding the network of affiliates using our directory and search services, we may be unable to increase future revenues

     Our success depends on our ability to expand the network of affiliates using our directory and search services. We have invested, and will continue to invest, a significant amount of our human and capital resources to expand this network. However, we cannot assure you that we will maintain and expand the network of websites using our search infrastructure services on financially favorable terms, if at all. If we are unsuccessful in doing so, the reach of our search services, and consequently our ability to generate advertising revenues, will be seriously harmed. In that event, our business prospects and results of operations may deteriorate.

We face risks related to expanding into new services and businesses, particularly our Listings business

     To increase our revenues, we will need to expand into new business areas. In this regard, we have expanded our business to include express listing and sub-site listing services. Our success will depend upon the extent to which businesses choose to use our express listing and sub-site listings products. These products are in early stages and we cannot predict whether they will meet projected levels of revenues in future quarters. Also, these products will require both modification of existing software and systems and the creation or acquisition of new software and systems. We may lack the managerial, editorial and technical resources necessary to expand our service offerings. For these and other reasons, these initiatives may not generate sufficient revenues to offset their cost. If we are unable to generate significant additional revenues from our new business areas, they may harm our results of operations and financial condition.

A failure to manage and integrate businesses we acquire could divert management's attention and harm our operations. Acquisitions will likely also dilute our existing stockholders

     If we are presented with appropriate opportunities, we intend to make additional acquisitions of, or significant investments in, complementary companies or technologies to increase our technological capabilities and expand our service offerings. Acquisitions may divert the attention of management from the day-to-day operations of LookSmart. In addition, integration of acquired companies into LookSmart could be expensive, time consuming and strain our managerial resources. It may be difficult to retain key management and technical personnel of the acquired company during the transition period following an acquisition. We may not be successful in integrating any acquired businesses or technologies and these transactions may not achieve anticipated business benefits.

     Acquisitions may also result in dilution to our existing stockholders if we issue additional equity securities and may increase our debt. For example, as a result of the Zeal Media acquisition, which closed on October 27, 2000, we issued shares of common stock, which diluted existing stockholders. We may also be required to amortize significant amounts of goodwill or other intangible assets in connection with future acquisitions, which would adversely affect our operating results.

Our stock price is extremely volatile and investors may not be able to resell their shares for a profit

     The stock market has recently experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet companies, have been extremely volatile. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. You may not be able to sell your shares for a profit as a result of a number of factors that may cause a decline in our stock price, including:

  . changes in the market valuations of Internet companies in general and comparable companies in particular;

  .  quarterly fluctuations in our operating results;

  . our potential failure to meet analyst expectations or informal "whisper numbers" on a quarterly basis;.

  .  changes in ratings or financial estimates by securities analysts;

  . announcements of technological innovations, partnerships, acquisitions or new products or services by us or our competitors; or

  . conditions or trends in the Internet that suggest a continuing decline in the growth rates of advertising-based Internet companies.

  In the past, securities class action litigation has often been instituted after periods of volatility in the market price of a company's securities. A securities class action suit against us could result in substantial costs and the diversion of management's attention and resources, regardless of the outcome.

We may be unable to address capacity constraints on our software and infrastructure systems in a timely manner

  We have developed custom, proprietary software for use by our editors to create the LookSmart directory, and we also use proprietary and licensed software to distribute the LookSmart directory and associated pages, and to serve advertising to those pages. This software may contain undetected errors, defects or bugs or may fail to operate with other software applications. The following developments may strain our capacity and result in technical difficulties with our website or the websites of our distribution affiliates partners:

  . substantial increases in editorial activity or the number of URLs in our directory;

  .  customization of our directory for syndication with particular partners;

  .  substantially increased traffic using our directory; and

  .  the addition of new features or changes in our directory structure.

     If we fail to address these constraints and difficulties in a timely manner, our advertising and other revenues may decline and our business would likely suffer. In addition, as we expand our service offerings and enter into new business areas, we may be required to significantly modify and expand our software and infrastructure systems. If we fail to accomplish these tasks in a timely manner, our business will suffer.

The operating performance of our systems is critical to our business and reputation

     Any system failure, including network, software or hardware failure, whether caused by us, a third party service provider, unauthorized intruders and hackers, or natural disasters, that causes an interruption in our service or a decrease in the responsiveness of the web pages that we serve could result in reduced user traffic, a decline in revenues and damage to our reputation. Our users, partners and customers depend on Internet service providers, or ISPs, online service providers and other third parties for access to the LookSmart directories. These service providers have experienced significant outages in the past and could experience outages, delays and other operating difficulties in the future.

     In February 1999, we entered into an agreement with GlobalCenter, Inc. (now Exodus Communications, Inc.) to house our networking and web serving hardware equipment at their facilities in Sunnyvale, California. In December 2000, we entered into an agreement with Savvis Communications, Inc. to house additional networking and web serving hardware. Our networking hardware is now fully redundant at separate locations. However, we do not presently maintain fully redundant web serving systems at both locations, so our operations depend on Exodus' ability to protect the systems in its data center from system failures, earthquake, fire, power loss, water damage, telecommunications failure, hackers, vandalism and similar events. Neither Exodus nor Savvis guarantee that our Internet access will be uninterrupted, error-free or secure. We have deployed intrusion detection and firewall hardware at each facility to thwart hacker attacks. We have not developed a disaster recovery plan to respond to system failures. Although we maintain property insurance and business interruption insurance, we cannot guarantee that our insurance will be adequate to compensate us for all losses that may occur as a result of any system failure.

If we are unable to compete effectively in the Internet search infrastructure market, our business and profitability will suffer

     We compete in the Internet search infrastructure market, which is relatively new and highly competitive. We expect competition to intensify as this market evolves. Many of our competitors have longer operating histories, larger user bases, longer relationships with consumers, greater brand recognition and significantly greater financial, technical and marketing resources than we do. As a result of their greater resources, our competitors may be in a position to respond more quickly to new or emerging technologies and changes in consumer requirements and to develop and promote their products and services more effectively than we do.

     The barriers to entry into some segments of the Internet search infrastructure market are relatively low. As a result, new market entrants pose a threat to our business, particularly with respect to software-based search solutions and providing Internet search services to vertical market segments. We do not own any patented technology that precludes or inhibits competitors from entering the Internet search infrastructure market. Existing or future competitors may develop or offer technologies or services that are comparable or superior to ours, which could harm our competitive position and business.

     We currently face direct competition from companies that provide directory content, search algorithms, content aggregation and licensing, targeted advertising and online interactive service capabilities. As we expand the scope of our Internet services, we will compete directly with a greater number of Internet search infrastructure providers, content aggregators and other media companies across a wide range of different online services, including:

  . subject-specific websites where competitors may have advantages in expertise and brand recognition;

  . portals that have a branded franchise and a high frequency of repeat visitors;

  . metasearch services and software applications that allow a user to search the databases of several directories and catalogs simultaneously; and

  . category-based and directory-based services that offer information search and retrieval capabilities.

  To date, the Internet search infrastructure market has been characterized by intense competition for consumer traffic. This has resulted in the payment of consumer referral fees by us and others to frequently-used websites, such as portals and ISPs. If these companies fail to provide these referrals, or the market for these referrals becomes more competitive so that the cost of referrals increases, our business and potential profitability could be harmed.

Recent acquisitions and strategic alliances involving our competitors could reduce traffic on our network

     A number of significant acquisitions and other alliances have been completed or announced in the Internet search and navigation market involving some of our competitors, including:

  . America OnLine's acquisitions of Netscape Communications Corporation and Time Warner, Inc.;

  .  Primedia, Inc.'s proposed acquisition of About.com, Inc.;

  .  Terra Networks, S.A.'s acquisition of Lycos, Inc.;

  .  InfoSpace's acquisition of Go2Net;

  . The Walt Disney Company's (Go Network) acquisition of a significant stake in Infoseek Corporation;

  .  CMGI's acquisition of an interest in Alta Vista;

  . NBCi's formation from Snap, XOOM.com, NBC.com, NBC Interactive Neighborhood, AccessHollywood.com, VideoSeeker and a 10% equity stake in CNBC.com;

  . Yahoo, Inc.'s acquisition of Geocities and strategic partnership with Google;

  .  Inktomi's acquisition of Ultraseek from the Go Network;

  .  @Home Network's acquisition of Excite, Inc.; and

  .  Ask Jeeves' acquisition of Direct Hit Corporation.

     Although the effect of these transactions and agreements on our business cannot be predicted with certainty, these transactions could provide our competitors with significant opportunities to increase traffic on their websites and expand their service offerings, which could drive down traffic for our network. In addition, these transactions align some of our competitors with companies, including television networks, that are significantly larger and have substantially greater capital, brand, marketing and technical resources than LookSmart. As a result, these competitors may be able to respond more quickly to new technologies and changes in consumer requirements and to develop and promote their products and services more effectively than we can.

We may be unable to execute our business model in international markets

     A key component of our strategy is to expand our operations into selected international markets, both through the BT LookSmart joint venture in Europe and Asia and through our direct offerings of search and navigation services in Australia, Canada and selected countries in Latin America. To date, we have limited experience in syndicating localized versions of our service offerings in international markets, and we may be unable to execute our business model in these markets. In addition, most foreign markets have lower levels of Internet usage and online advertising than the United States. In pursuing our international expansion strategy, we face several additional risks, including:

  . lower per capita Internet usage and online shopping rates in many countries abroad, due to a variety of causes such as lower disposable incomes, lack of telecommunications and computer infrastructure and questions regarding adequate on-line security for e-commerce transactions;

  . less-developed Internet advertising markets in foreign markets, which may make it more difficult to generate revenue from the traffic on our international directories;

  . relatively small Internet markets in some countries may prevent us from aggregating sufficient traffic and advertising revenues and scaling our business model in those countries;

  . competition in international markets from a broad range of competitors, including Yahoo!, Alta Vista and other United States and foreign telecommunications firms, search engines, content aggregators and portals, many of which have greater local experience than we do;

  . uncertainty of market acceptance in new regions due to language, cultural, technological or other factors;

  . our potential inability to aggregate a large amount of Internet traffic and find and develop relationships with advertisers;

  . difficulties in recruiting qualified and knowledgeable staff and in building locally relevant products and services;

  . unexpected changes and differences in regulatory, tax and legal requirements applicable to Internet services; and

  .  foreign currency fluctuations.

  Our failure to address these risks adequately could inhibit or preclude our efforts to expand our business in international markets.

Our management and internal systems may be inadequate to handle the growth of our business

     Our workforce has grown from 55 employees on January 1, 1998 to approximately 690 employees worldwide on December 31, 2000. However, in January 2001, we implemented a restructuring plan that resulted in staff reductions of 172 employees or approximately 31% of our total workforce. In addition, many members of our management team have only recently started in their current positions. Implementation of our growth strategy requires that we hire additional highly qualified personnel, particularly in our engineering, international, product development and sales operations.

     Our growth has placed, and will continue to place, a significant strain on our management, our engineering and product development staff, and our internal accounting, operational and administrative systems. To manage future growth, we must continue to improve these systems and expand, train, retain and manage our employee base. If our systems, procedures and controls are inadequate to support our operations, our expansion could be slowed. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so could harm our business.

Our future success depends on our ability to attract and retain key personnel

     Our future success depends, in part, on the continued service of our key management personnel, particularly Evan Thornley, our Chairman and Chief Executive Officer, and Tracey Ellery, our President. Mr. Thornley and Ms. Ellery are husband and wife. The loss of the services of either of these individuals, or the services of other key employees, could adversely affect our business. LookSmart does not have employment agreements with Mr. Thornley and Ms. Ellery, and they do not have stock options or restricted stock subject to vesting based on continued employment.

     Our success also depends on our ability to identify, attract, retain and motivate highly skilled administrative, technical, editorial, finance and marketing personnel. Competition for such personnel, particularly in the San Francisco Bay area, is intense, and we cannot assure you that we will be able to retain our key employees or that we can identify, attract and retain highly skilled personnel in the future.

If we become subject to unfair hiring claims, we could be prevented from hiring needed personnel, incur liability for damages and incur substantial costs in defending ourselves

     Companies in our industry whose employees accept positions with competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring personnel or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. Defending ourselves from these claims could also divert the attention of our management away from our operations.

We may face liability for intellectual property claims or information contained in our search infrastructure services, and these claims may be costly to resolve

     We make information available to end users on our search infrastructure services, both on our website and our distribution affiliates' websites. We also provide our distribution affiliates with custom-developed software and software developed by others as part of our service offerings. Although we do not believe that our website content and services infringe any proprietary rights of others, we cannot assure you that others will not assert claims against us in the future or that these claims will not be successful. We or our distribution affiliates could be subject to claims for defamation, invasion of privacy, negligence, copyright or trademark infringement, breach of contract or other theories based on the nature and content of our information and services. These types of claims have been brought, sometimes successfully, against online service providers in the past. In addition, we are obligated under some agreements to indemnify other parties as a result of claims that we infringe on the proprietary rights of others.

     Even if such claims do not result in liability to us or our distribution affiliates, we could incur significant costs and diversion of management time in investigating and defending against them. Our insurance may not cover claims of this type, may not be adequate to cover all costs incurred in defense of these claims, and may not indemnify us for all liability we incur.

Our business prospects depend on the continued growth in the use of the Internet

     Our business is substantially dependent upon continued growth in the use of the Internet as a medium for advertising, obtaining information and commercial transactions. Internet usage and e-commerce may not grow at projected rates for various reasons, including:

  . user inability or frustration in locating and accessing required information;

  .  actual or perceived lack of security of information;

  . limitations of the Internet infrastructure resulting in traffic congestion, reduced reliability or increased access costs;

  .  inconsistent quality of service;

  .  governmental regulation, such as tax or privacy laws;

  . general economic problems in the United States or abroad which decreases users' disposable income;

  .  uncertainty regarding intellectual property ownership; and

  .  lack of appropriate communications equipment.

  We believe that capacity constraints caused by growth in the use of the Internet may, unless resolved, impede further growth in Internet use. Further, the adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon traditional means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources to conduct commerce and exchange information through other means may be particularly reluctant or slow to adopt a new Internet-based strategy that may make their existing personnel and infrastructure obsolete. If any of the foregoing factors affects the continuing growth in the use of the Internet, our business could be harmed.

Privacy-related regulation of the Internet could limit the ways we currently collect and use personal information which could decrease our advertising revenues or increase our costs

     Internet user privacy has become an issue both in the United States and abroad. The Federal Trade Commission and government agencies in some states and countries have been investigating some Internet companies, and lawsuits have been filed against some Internet companies, regarding their use of personal information. The European Union has adopted a directive that imposes restrictions on the collection and use of personal data, guaranteeing citizens of European Union member states various rights, including the right of access to their data, the right to know where the data originated and the right to recourse in the event of unlawful processing. Any laws imposed to protect the privacy of Internet users may affect the way in which we collect and use personal information. We could incur additional expenses if new regulations or court judgments regarding the use of personal information are introduced or if any regulator chooses to investigate our privacy practices.

     As is typical with most websites, our website places information, known as cookies, on a user's hard drive, generally without the user's knowledge or consent. This technology enables website operators to target specific users with a particular advertisement and to limit the number of times a user is shown a particular advertisement. Although some Internet browsers allow users to modify their browser settings to remove cookies at any time or to prevent cookies from being stored on their hard drives, many consumers are not aware of or technically proficient enough to customize these options. In addition, some Internet commentators, privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. If this technology is reduced or limited, the Internet may become less attractive to advertisers and sponsors, which could result in a decline in our revenues.

     We and some of our partners retain information about our users. If others were able to penetrate our network security and gain access to, or in some other way misappropriate, our users' information, we could be subject to liability. These claims could result in litigation, our involvement in which, regardless of the outcome, could require us to expend significant time and financial resources.

New tax treatment of companies engaged in Internet commerce may adversely affect the Internet industry and our company

     Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New or revised state tax regulations may subject us to additional state sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. However, new or revised taxes and, in particular, sales taxes, would likely increase our cost of doing business and decrease the attractiveness of advertising and selling goods and services over the Internet. Any of these events would likely have an adverse effect on our business and results of operations.

Future sales of our securities may cause our stock price to decline

     The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur. As of December 31, 2000, approximately 43.5 million shares of common stock were held by non-affiliates and approximately 48.1 million shares were held by affiliates, all of which are currently available for resale in the public market without registration, subject to compliance with Rule 144 under the Securities Act. Moreover, as of December 31, 2000, the holders of up to 42.2 million shares of common stock and warrants to purchase up to approximately 2.1 million shares of common stock had rights to require us to register those shares under the Securities Act.

     In addition, the Chess Depository Interests, or CDIs, which are publicly traded on the Australian Stock Exchange under the symbol "LOK", are exchangeable into shares of LookSmart common stock at a ratio of 20 CDIs per share of common stock. Holders of CDIs may decide to exchange their CDIs for shares of LookSmart common stock at any time. In that event, the exchanged shares of common stock may be immediately available for resale at the option of the holders in the Nasdaq National Market, which could depress the Nasdaq market price of LookSmart common stock. As of December 31, 2000, the CDIs registered for trading on the Australian Stock Exchange were exchangeable into an aggregate of approximately
15.6 million shares of common stock.

     These resales of common stock in the Nasdaq National Market, or the perception that they may occur, could cause our stock price to decline. These events may also make it more difficult for us to raise funds through future offerings of common stock.

Directors, officers and significant stockholders have substantial influence over LookSmart, which could prevent or delay a change in control

     As of December 31, 2000, our executive officers, directors and significant stockholders and the funds for whom they act as general partner, collectively owned approximately 48% of the outstanding shares of LookSmart common stock. If these stockholders choose to act or vote together, they will have the power to influence matters requiring stockholder approval, including the election of our directors, amendments to our charter and approval of significant corporate transactions, including mergers or asset sales. This concentration of ownership may have the effect of discouraging others from making a tender offer or bid to acquire LookSmart at a price per share that is above the then-current market price.

The anti-takeover provisions of Delaware's general corporation law and provisions of our charter and bylaws may discourage a takeover attempt

     Our charter and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Our board of directors has the authority to issue shares of preferred stock and to determine the price, rights, preferences and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, our charter and bylaws provide for a classified board of directors. These provisions, along with
Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals and could delay or prevent a change of control.

                             RECENT DEVELOPMENTS


       Included below is a summary of our financial results and other Company information for the fiscal quarter and year ended December 31, 2000.

 . Revenue: Revenues for the fourth quarter were $30.5 million and for the year were $112.6 million.

 . Listings Growth: Listings revenues of $4.7 million grew 44% from the third quarter of 2000. The number of Express Submit listings grew to 30,000 and Subsite Listings grew to 30,000.

 . Cash Operating Losses: Cash operating losses for the fourth quarter were $12.9 million and for the year were $37.5 million (excluding the effects of non-cash compensation and intangible amortization charges).

 . Cash Operating EPS: Cash operating EPS for the fourth quarter was ($0.14) and for the year was ($0.42) (excluding the effects of non-cash compensation and intangible amortization charges).

 . Cash: Cash used was $14.0 million during the fourth quarter. LookSmart had a balance of $98.9 million in cash and short-term investments as of December 31, 2000, of which $43.3 million constituted restricted cash under the Joint Venture Agreement with British Telecommunications.

                                USE OF PROCEEDS

       We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

                             SELLING STOCKHOLDERS

       At the closing of LookSmart's acquisition of Zeal Media, Inc. on October 27, 2000, LookSmart issued 1,097,284 shares of common stock to the holders of shares of stock of Zeal and reserved 33,470 shares of common stock for issuance to the holders of options and warrants to purchase Zeal common stock upon exercise of those options and warrants. These selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of 612,628 shares of our common stock. The following table describes, as of December 31, 2000, the number of shares of our common stock that each selling stockholder beneficially owns, including shares subject to options or warrants exercisable within 60 days of the date of this prospectus. The term "selling stockholders" includes the holders listed below and their transferees, pledgees, donees or other successors. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholders.

       The selling stockholders confirmed at the time they acquired the shares listed below that they acquired the shares for investment purposes only and not with a view toward their resale, and acknowledged the existence of restrictions on resale that apply to these shares. This offering relates only to the sale of shares held or to be held by the selling stockholders named in the following table. Since the date on which they provided us with the information below, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their shares of our common stock in transactions exempt from the Securities Act's registration requirements.

                                                         Beneficial Ownership         Beneficial Ownership
                                                           Prior to Offering             After Offering
                                                    ------------------------------    --------------------
                                                     Number    Percent     Shares       Number    Percent
                                                       of         of       to be          of         of
Name of Beneficial Owner                             Shares    Class(1)   Sold (2)    Shares(2)   Class(2)
------------------------                            --------   --------   --------    ---------   --------
AB Segulah                                            46,642         *      42,642        4,000         *
Abrams Creative Services                                 498         *         498         ----         *
Adrian Mackay                                          1,106         *       1,106         ----         *
Andy Yun                                              10,003         *       9,003        1,000         *
Anthony Schaller                                       5,286         *       4,758          528         *
Barbara Liss                                              83         *          75            8         *
Brian Goler                                          408,406         *     163,363      245,043         *
Damon Chua                                             1,162         *       1,046          116         *
David Johnson                                          1,106         *       1,106         ----         *
David Kopp                                             2,212         *       2,212         ----         *
Dr. and Mrs. David I Kingskey                          2,503         *       2,253          250         *
Industry Entertainment                                 6,640         *       6,640         ----         *
Foundation for Economics and Law                      10,003         *       9,003        1,000         *
Happy Walters                                         10,003         *       9,003        1,000         *
Harvey Berk                                            5,003         *       4,503          500         *
Hubert Lin                                             1,494         *       1,494         ----         *
Joel Berk and Linda Ross                              20,003         *      18,003        2,000         *
Jonathan Lijeblad                                        166         *         150           16         *
Kevin Berk                                           408,406         *     163,363      245,043         *
Mark Lewyn                                             2,490         *       2,490         ----         *
Neil Magedman                                          1,826         *       1,644          182         *
Paul Deemer                                              552         *         552          ---         *
Perry LaForge                                         50,002         *      45,002        5,000         *
Phillip Lewis Pale & Nancy Berk                        6,002         *       5,402          600         *
Reactivity                                               415         *         374           41         *
Robert Karon                                           1,106         *       1,106          ---         *
Robert Pisano                                          8,298         *       8,298          ---         *
Roth IRA of Mark Lewyn                                50,002         *      45,002        5,000         *
Stephen & Gale Masullo                                 3,001         *       2,701          300         *
Sugi BL, LLC                                           1,328         *       1,328          ---         *
The Hope Trust                                         5,003         *       4,503          500         *
The Mancuso Family Revocable Trust dtd. 8/16/86       40,002         *      36,002        4,000         *
The Pisano Living Trust dated 9/4/92                   9,999         *       9,000          999         *
Tom Lewyn                                             10,003         *       9,003        1,000         *

---------------
 *   Less than 1%
(1) Computed based on 91,013,599 shares of common stock outstanding as of December 31, 2000.
(2) Assumes all the shares of common stock that may be offered hereunder are sold.

     The information regarding the selling stockholders may change from time to time. If required, we will describe these changes in one or more prospects supplements.

                             PLAN OF DISTRIBUTION

     The selling stockholders can use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not available at that particular time. The selling stockholders will determine if, when and how they will sell the shares they own. Any sales may occur in one or more of the following types of transactions (including block transactions):

        . transactions on the Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

        . privately negotiated transactions between a selling stockholder and a purchaser, or

        . transactions effected with or through a broker-dealer acting as either agent or principal.

     These transactions may involve the transfer of the shares upon exercise or settlement of put or call options, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act.

     The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, if required, we will file a supplement to this prospectus.

     If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act. For transactions effected on or through the Nasdaq, those requirements may be satisfied by our delivery of copies of this prospectus to the Nasdaq in compliance with Securities Act Rule 153. Instead of using this prospectus for any sale of the shares, a selling stockholder may resell shares in compliance with the criteria and requirements of Securities Act Rule 144.

     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholder.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports and other information at the SEC's public reference facilities in:

       . Washington, D.C. (located at 450 Fifth Street, N.W., Washington, D.C. 20549),

       . Chicago (located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and

       . New York (located at Seven World Trade Center, 13th Floor, New York, New York 10048).

     You can also obtain copies of these materials from the SEC's public reference section (located at 450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0300 for further information about the public reference rooms. The SEC also maintains a site on the World Wide Web at http://www.sec.gov. This site contains reports, proxy and information statements and other information about companies that file these reports electronically with the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC permits us to "incorporate by reference" the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

     1. Our annual report on Form 10-K for the fiscal year ended December 31, 1999;

     2. Our quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

     3.  Our proxy statement dated April 28, 2000;

     4. Our Current Reports on Form 8-K dated January 22, 2001 and January 26, 2001;

     5. The description of our common stock contained in our registration statement on Form 8-A, filed on June 14, 1999; and

     6. All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.

      We have also filed a registration statement on Form S-3 with the SEC, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and about our common stock.

     We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                              Investor Relations
                                LookSmart, Ltd.
                               625 Second Street
                        San Francisco, California 94107
                                (415) 348-7000

     You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. These securities are not offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                          FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statements. Except as may be required by law, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus. These statements appear in a number of places in this prospectus and include statements regarding our intentions, plans, strategies, beliefs or current expectations and those of our directors or our officers with respect to, among other things:

       .  our financial prospects,

       .  our financing plans,

       .  trends affecting our financial condition or operating results,

       . our strategies for growth, operations, and product development and commercialization, and

       . conditions or trends in or factors affecting the internet search infrastructure.

     You should understand that a number of factors could cause our results to differ materially from those expressed in the forward-looking statements. The information incorporated by reference or provided in this prospectus identifies important factors that could cause these differences. Those factors include, among others, the high cost and uncertainty of technology and drug development, which can result in loss of profitability and long delays in getting products to market.

                                 LEGAL MATTERS

     The validity of the shares of common stock covered by this prospectus was passed upon by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of LookSmart, Ltd. for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================





                                LOOKSMART, LTD.

                                612,628 SHARES

                                 COMMON STOCK


                               ________________

                                  PROSPECTUS
                               ________________

                               February __, 2001







================================================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by us in connection with the offering of our common stock being registered hereby. All amounts are estimated except the SEC registration fee.

     SEC Registration Fee.........................................       528
     Printing Expenses............................................    15,000
     Legal Fees and Expenses......................................    20,000
     Accounting Fees and Expenses.................................    10,000
     Miscellaneous................................................         0
                                                                     -------
     Total........................................................   $45,528
                                                                     =======

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware Law. The Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which requires the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

     The indemnification provisions and the indemnification agreement entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. The Registrant has obtained a policy of directors' and officers' liability insurance that insures the Registrant's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference:

EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
-------                            ----------------------

4.1      Amended and Restated Certificate of Incorporation of the Company (1)

4.2      Amended and Restated Bylaws of the Company (2)

4.3      Form of Common Stock Certificate (3)

5.1 Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby

23.1     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
-------                            ----------------------

23.2     Consent of PricewaterhouseCoopers LLP, independent accountants

______________

(1) Incorporated by reference to our registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.1, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

(2) Incorporated by reference to our registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.2, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

(3) Incorporated by reference to our registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 4.1, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities Exchange Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, I certify that I have reasonable grounds to believe that LookSmart, Ltd. meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on February 2, 2001.

                                      LOOKSMART, LTD.


                                      By: /s/ Evan Thornley
                                          ------------------------------
                                          Evan Thornley
                                          Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Martin
E. Roberts and Evan Thornley as his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              NAME AND SIGNATURE                               TITLE                         DATE
              ------------------                               -----                         ----
/s/ Evan Thornley                               Chairman of the Board, Chief           February 2, 2001
------------------------------------------      Executive Officer (Principal
Evan Thornley                                   Executive Officer)

/s/ Tracy Ellery                                President and Director                 February 2, 2001
------------------------------------------
Tracy Ellery

/s/ Ned Brody                                   Chief Financial Officer (Principal     February 2, 2001
------------------------------------------      Financial Officer)
Ned Brody

/s/ Robert Mally                                Controller (Principal Accounting       February 2, 2001
------------------------------------------      Officer)
Robert Mally

                                                Director                               February __, 2001
------------------------------------------
Mariann Byerwater

/s/ Anthony Castagna                            Director                               February 2, 2001
------------------------------------------
Anthony Castagna

/s/ James Tananbaum                             Director                               February 2, 2001
------------------------------------------
James Tananbaum

/s/ Robert J. Ryan                              Director                               February 2, 2001
------------------------------------------
Robert J. Ryan

/s/ Scott Whiteside                             Director                               February 2, 2001
------------------------------------------
Scott Whiteside

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION OF EXHIBIT
------                             ----------------------

4.1       Amended and Restated Certificate of Incorporation of the Company (1)

4.2       Amended and Restated Bylaws of the Company (2)

4.3       Form of Common Stock Certificate (3)

5.1 Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby

23.1      Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

23.2      Consent of PricewaterhouseCoopers LLP, independent accountants

______________

(1) Incorporated by reference to our registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.1, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

(2) Incorporated by reference to our registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 3.2, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.

(3) Incorporated by reference to our registration statement on Form S-1 (Reg. No. 333-80581), Exhibit 4.1, as amended and as declared effective by the Securities and Exchange Commission on August 19, 1999.